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                          November 22, 2022

       Walter D. Bay, Esq.
       Vice President, General Counsel and Secretary
       Arthur J. Gallagher & Co.
       2850 Golf Road
       Rolling Meadows, IL

                                                        Re: Arthur J. Gallagher
& Co.
                                                            Registration
Statement on Form S-4
                                                            Filed November 16,
2022
                                                            File No. 333-268400

       Dear Walter D. Bay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance